

11016228

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 2 3 2011

Washington, DC 110

SEC FILE NUMBER
8-28985

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2010__ AND ENDING __12/31/2010__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

American Republic Equities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Sixth Avenue

(No. and Street)

Des Moines, Iowa 50334

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Judith K. Kendzora   (515) 245-2293

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP

(Name – of individual, state last, first, middle name)

801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
       X Certified Public Accountant
       ☐Public Accountant
       ☐Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (6-02)   Potential persons who are to respond to the collection of information contained
                         in this form are not required to respond unless the form displays
                         a currently valid OMB control number.

1102-1230214

Oath or Affirmation

I, Judith K. Kendzora, affirm that to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of American Republic Equities Corporation, as of December 31, 2010, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Judith K. Kendzora
President

Sheila A. Tweeton
Notary Public

This report contains:

(X) (a) Facing page
(X) (b) Statements of Financial Condition
(X) (c) Statements of Operations
(X) (d) Statements of Cash Flows
(X) (e) Statements of Changes in Stockholder's Equity
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
(X) (g) Computation of Net Capital
(X) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
( ) (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( ) (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(X) (l) An Oath or Affirmation
( ) (m) A copy of the SIPC Supplemental Report
(X) (n) Supplementary Report of Independent Auditors on Internal Control Required by Rule 17a-5(g)(1)

American Republic Equities Corporation

Financial Statements and
Supplemental Information

Years Ended December 31, 2010 and 2009

Contents

Report of Independent Registered Public Accounting Firm...1

Audited Financial Statements

Statements of Financial Condition..2
Statements of Operations..3
Statements of Changes in Stockholder's Equity..4
Statements of Cash Flows..5
Notes to Financial Statements..6

Supplemental Information

Supplemental Schedules:
   Computation of Net Capital – Part IIA 10
   Statement Relating to Certain Determinations Required Under
      Rule 15c3-3 – Part IIA..12
   Statement Pursuant to Rule 17a-5(d)(4)...13
   Supplementary Report of Independent Registered Public Accounting Firm
      on Internal Control Required by Rule 17a-5(g)(1) 14



Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
American Republic Equities Corporation

We have audited the accompanying statements of financial condition of American Republic Equities Corporation (a wholly-owned subsidiary of American Republic Insurance Company) as of December 31, 2010 and 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Republic Equities Corporation at December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 18, 2011

American Republic Equities Corporation

Statements of Financial Condition

	December 31		
	2010		**2009**
Assets			
Cash and cash equivalents	$	**64,796**	$	86,442
Current income taxes recoverable		**12,649**		7,576
Prepaid insurance		**600**		273
Total assets	$	**78,045**	$	94,291
Liabilities and stockholder's equity			
Liabilities:			
Due to affiliates	$	**79**	$	1,997
Accrued other liabilities		**5,138**		1,920
Total liabilities		**5,217**		3,917
Stockholder's equity:			
Common stock, par value $1.00 per share – 50,000 shares			
authorized, issued, and outstanding		**50,000**		50,000
Retained earnings		**22,828**		40,374
Total stockholder's equity		**72,828**		90,374
Total liabilities and stockholder's equity	$	**78,045**	$	94,291

See accompanying notes.

American Republic Equities Corporation

Statements of Operations

| | Year Ended December 31 | |
	2010	2009
Income:		
Variable annuity processing fee	$ **6,000**	$ 6,000
Interest	**–**	390
	6,000	6,390
Expenses:		
Salaries and related expenses	**(470)**	12,743
Rent	**32**	–
Professional fees	**35,262**	8,600
Insurance expense	**328**	327
Licenses and fees	**460**	310
Miscellaneous	**1,238**	2,887
	36,850	24,867
Loss before income tax benefit	**(30,850)**	(18,477)
Current income tax benefit	**(13,304)**	(6,619)
Net loss	$ **(17,546)**	$ (11,858)

See accompanying notes.

American Republic Equities Corporation

Statements of Changes in Stockholder's Equity

	Common Stock	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2009	$ 50,000	$ 52,232	$ 102,232
Net loss	–	(11,858)	(11,858)
Balance at December 31, 2009	50,000	40,374	90,374
Net loss	–	**(17,546)**	**(17,546)**
Balance at December 31, 2010	**$ 50,000**	**$ 22,828**	**$ 72,828**

See accompanying notes.

American Republic Equities Corporation

Statements of Cash Flows

| | Year Ended December 31 | |
	2010	2009
Operating activities		
Net loss	$ (17,546)	$ (11,858)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Accrued interest receivable	–	91
Current income taxes recoverable	(5,073)	499
Prepaid insurance	(327)	327
Due to affiliates	(1,918)	(103)
Accrued other liabilities	3,218	1,920
Net cash used in operating activities	(21,646)	(9,124)
Decrease in cash and cash equivalents	(21,646)	(9,124)
Cash and cash equivalents at beginning of year	86,442	95,566
Cash and cash equivalents at end of year	$ 64,796	$ 86,442
Supplemental disclosure of cash flow information		
Cash received for income taxes	$ 8,231	$ 7,118

See accompanying notes.

American Republic Equities Corporation

Notes to Financial Statements

December 31, 2010

1. Significant Accounting Policies

Organization

American Republic Equities Corporation (the Company) is a wholly-owned subsidiary of American Republic Insurance Company (American Republic) which, in turn, is wholly-owned by American Enterprise Group, Inc. American Enterprise Group, Inc. is a wholly-owned subsidiary of American Enterprise Mutual Holding Company. The Company operates as a broker-dealer principally to market variable annuity products offered by American Republic.

Cash Equivalents

In connection with the preparation of its statements of cash flows, the Company considers all liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Revenue Recognition

The Company's revenues were derived from fees for the underwriting of a variable product offered by American Republic. Revenues are recognized on an accrual basis.

2. Fair Value Measurements

GAAP defines fair value, establishes a framework for measuring fair value and requires disclosures about fair value measurements. Fair value is the price that the Company would receive at the measurement date upon selling an investment in a timely transaction to an independent buyer in the principal or most advantageous market of the investment.

A hierarchal framework has been established to maximize the use of observable market data and minimize the use of unobservable inputs and to establish classification of fair value measurements for disclosure purposes. Inputs refer broadly to the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk; for example, the risk inherent in a particular valuation technique used to measure fair value, including such a pricing model and/or the risk inherent in the inputs to the valuation technique.

Inputs may be observable or unobservable. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs are inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances.

Assets and liabilities measured and reported at fair value are classified and disclosed in one of the following categories:

- Level 1 – quoted prices in active markets for identical investments.

- Level 2 – other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.).

- Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments).

At December 31, 2010 and 2009, the Company's cash equivalents are categorized as level 1 as fair values are measured using quoted market prices in active markets for identical investments.

Transfers between fair value hierarchy levels are recognized at the beginning of the reporting period. The Company did not have any transfers between the levels during the year ended December 31, 2010.

American Republic Equities Corporation

Notes to Financial Statements (continued)

3. Income Taxes

The results of the Company's operations are included in the consolidated federal income tax return of American Enterprise Mutual Holding Company, and its direct and indirect subsidiaries each report current income tax expense as allocated under a consolidated tax allocation agreement. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent their losses contribute to reduce consolidated taxes. The Company and certain affiliates also file a consolidated income tax return for the State of Iowa.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. Based on management's evaluation at December 31, 2010 and 2009, there are no significant uncertain tax positions that would require recognition or disclosure in the financial statements.

At December 31, 2010 and 2009, the Company had no net operating loss carryforwards for federal or state income tax purposes nor any capital loss carryovers. The primary difference between the Company's effective tax rate and the customary federal income tax rate is state taxes.

4. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined therein, shall not exceed 15 to 1. At December 31, 2010, the Company had defined net capital of $59,579, which was $54,579 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.088 to 1. Various other regulatory agencies may impose additional capital requirements.

The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(1).

American Republic Equities Corporation

Notes to Financial Statements (continued)

5. Related-Party Transactions

The Company receives a monthly fee of $500 for underwriting a variable annuity product offered by American Republic.

Principally all of the Company's operating expenses are the result of charges by American Republic and other affiliates for personnel and other services provided on a mutually agreed-upon basis. During 2009, the level of expense allocated to the Company was decreased due to a reduction in resources dedicated to the Company.

6. Subsequent Events

The financial statements are adjusted to reflect events that occurred between the balance sheet date and the date when the financial statements are available to be issued, provided they give evidence of conditions that existed at the balance sheet date (Type I). Events that are indicative of conditions that arose after the balance sheet date are disclosed, but do not result in an adjustment of the financial statements themselves (Type II). Management has evaluated the financial statements for subsequent events through February 18, 2011, the date which the financial statements are available to be issued. The Company had no material Type I or Type II subsequent events to report through that date.

Supplemental Information

American Republic Equities Corporation

Computation of Net Capital – Part IIA

December 31, 2010

Computation of net capital

1. Total ownership equity from statement of financial condition			$	72,828
2. Deduct ownership equity not allowable for net capital				–
3. Total ownership equity qualified for net capital				
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			–	
B. Other (deductions) or allowable credits			–	–
5. Total capital and allowable subordinated liabilities				72,828
6. Deductions and/or charges:				
A. Total nonallowable assets from statement of financial condition (Notes B and C):				
• Current income taxes recoverable	$	12,649		
• Prepaid insurance		600	$ 13,249	
B. Secured demand note deficiency			–	
C. Commodity futures and spot commodities – proprietary capital charges			–	
D. Other deductions and/or changes			–	13,249
7. Other additions and/or credits				–
8. Net capital before haircuts on securities positions				59,579
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments			–	
B. Subordinated securities borrowings			–	
C. Trading and investment securities:				
1. Exempted securities		–		
2. Debt securities		–		
3. Options		–		
4. Other securities		–	–	
D. Undue concentration			–	
E. Other			–	–
10. Net capital			$	59,579

Computation of basic net capital requirement
Part A

11. Minimum net capital required (6 2/3% of line 19)	$	347
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		5,000
13. Net capital requirement (greater of line 11 or 12)		5,000
14. Excess net capital (line 10 less 13)		54,579
15. Excess net capital at 1000% (line 10 less greater of 10% of line 19 or 120% of line 12)		53,579

Computation of aggregate indebtedness

16. Total A.I. liabilities from statement of financial condition		$	5,217
17. Add:			
A. Drafts for immediate credit	$	–	
B. Market value of securities borrowed for which no equivalent value is paid or credited		–	
C. Other unrecorded amounts		–	–
19. Total aggregate indebtedness			5,217
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)			8.76%
21. Percentage of debt to debt – equity total computed in accordance with Rule 15c3-1(d)			– %

Notes

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:

   1. Minimum dollar net capital requirement, or
   2. 6 2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in nonallowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material nonallowable assets.

American Republic Equities Corporation

Statement Relating to Certain Determinations
Required Under Rule 15c3-3 – Part IIA

December 31, 2010

**Computation for determination of reserve requirements
pursuant to Rule 15c3-3:**

Exemptive provision

22. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only):
    A. (k)(1) – Limited business (mutual funds and/or variable annuities only).   X
    B. (k)(2)(i) – "Special Account for the Exclusive Benefit of Customers" maintained.   _____
    C. (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm _____.   _____
    D. (k)(3) – Exempted by order of the Commission.   _____

American Republic Equities Corporation

Statement Pursuant to Rule 17a-5(d)(4)

December 31, 2010

There are no differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17a-5 Part IIA filing as of December 31, 2010.



Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5(g)(1)

The Board of Directors
American Republic Equities Corporation

In planning and performing our audit of the financial statements of American Republic Equities Corporation (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the

practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 18, 2011

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory





FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

American Republic Equities Corporation
Years Ended December 31, 2010 and 2009
With Report and Supplementary Report of
Independent Registered Public Accounting Firm

Ernst & Young LLP



FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

American Republic Equities Corporation
Years Ended December 31, 2010 and 2009
With Report and Supplementary Report of
Independent Registered Public Accounting Firm